FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number

001-35944

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

201 Mittel Drive

Wood Dale, Illinois 60191

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Power Solutions International, Inc.

201 Mittel Drive

Wood Dale, Illinois 60191

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

Financial Statements

December 31, 2013 and 2012

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Board of Directors

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Indianapolis, Indiana

June 30, 2014

FINANCIAL STATEMENTS

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value	$5,430,597	$3,932,437
Notes receivable from participants	100,145	45,573
Cash, non interest bearing	4,019	—

Total Assets	$5,534,761	$3,978,010
LIABILITIES
Excess contributions payable	14,436	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,520,325	$3,978,010

The accompanying notes are an integral part of these statements.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Additions to net assets attributed to:
Investment income
Net appreciation in value of investments	$787,882
Interest and dividends	181,963

969,845

Interest income on notes receivable from participants	2,859

Contributions
Participant	650,895
Rollover	11,578

662,473

Total additions	1,635,177

Deductions from net assets attributed to:
Benefits paid to participants	79,214
Administrative expenses	13,648

Total deductions	92,862

NET INCREASE	1,542,315
Net assets available for benefits, beginning of year	3,978,010

Net assets available for benefits, end of year	$5,520,325

The accompanying notes are an integral part of this statement.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Interested parties should refer to the plan document for a more complete description of the Plan’s provisions.

1.	General

The Plan is a defined contribution profit sharing and 401(k) plan covering eligible employees of Power Great Lakes, Inc. (the “Company”), a wholly-owned subsidiary of Power Solutions International, Inc., see Note G. Employees are eligible to contribute to the Plan and receive discretionary employer matching contributions on the first day of a calendar quarter upon attaining age 21. Employees are eligible to participate in discretionary profit sharing contributions upon completing 501 hours of service and being employed on the last day of the plan year. Employees represented by a collective bargaining agreement are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	Contributions

The Plan is funded by voluntary contributions of participants and discretionary matching and profit sharing contributions of the Company. Participants may contribute to the Plan, through regular payroll deductions, an amount subject to limitations imposed by the Internal Revenue Code. Participants may also roll over amounts representing distributions from other qualified employee benefit plans. The Company did not make or accrue a discretionary matching or profit sharing contribution to the Plan for the year ended December 31, 2013.

3.	Investment Options

Participants must direct their salary deferral contributions and the Company’s contributions into a variety of investment funds made available and determined by the Plan Administrator. Participants may change their investment options at any time. The participant may also elect to invest in an employer stock fund or an individually directed brokerage account.

4.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s discretionary matching and profit sharing contributions, and an allocation of plan earnings. The Company’s discretionary matching contribution is allocated based on a percentage of the participant’s contribution. The Company’s discretionary profit sharing contribution is allocated as of the last day of the plan year and is based on a ratio of each eligible participant’s compensation to total compensation for all eligible participants. Plan earnings are allocated to participants’ accounts in direct proportion to their respective account balances, based on the performance of participants’ investment selections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

5.	Vesting

Participants are immediately fully vested in participant and rollover contributions plus the actual earnings thereon. The portion of the participants’ accounts attributable to the Company’s contributions becomes 20% vested after one year of service and continues to vest at the rate of 20% for each successive year until 100% vested after five years of service. In the event of death, disability, or retirement at designated ages, participants become fully vested.

6.	Payment of Benefits

On termination of service, a participant may elect to receive a single, lump-sum payment equal to the value of his or her vested account balance, installment payments, or a direct rollover distribution. If a participant’s vested account balance is less than $1,000 upon termination, the participant will receive a mandatory distribution.

7.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants are permitted to take loans from the Plan up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loans are collateralized by the borrowers’ respective vested account balances and bear interest at 4.25%. Principal and interest are paid through payroll deductions over a period not to exceed five years. Related interest income totaled $2,859 for the year ended December 31, 2013.

8.	Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan.

9.	Forfeitures

At December 31, 2013 and 2012, unallocated plan assets resulting from forfeited nonvested accounts totaled $610 and $750, respectively. These accounts are first used to pay administrative expenses or to reduce future Company contributions, and any remaining forfeitures are allocated to participants. No forfeitures were used to pay administrative expenses or reduce Company contributions during 2013. Forfeitures allocated to participants totaled $153 in 2013.

10.	Recent Accounting Pronouncement

In October 2012, the Financial Accounting Standards Board issued Accounting Standards Update 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification (ASC), including plan accounting. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update are effective for fiscal periods beginning after December 15, 2012 for public entities, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of this update was not significant to these financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Current accounting standards require investment contracts held by a defined contribution plan to be reported at fair value.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on the contract value basis.

As of December 31, 2013 and 2012, contract value approximated fair value for the portion of the Plan’s assets that are considered to be fully benefit-responsive; therefore, no such adjustments are reflected in these financial statements.

2.	Fair Value Measurements

Current accounting standards establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include the following:

*   Quoted prices for similar assets or liabilities in active markets;

*   Quoted prices for identical or similar assets or liabilities in inactive markets;

*   Inputs other than quoted prices that are observable for the asset or liability;

*   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the Plan’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust: Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012.

	Plan Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$575,168	$—	$—	$575,168
Domestic small cap fund	269,997	—	—	269,997
Domestic mid cap funds	748,725	—	—	748,725
Domestic large cap funds	944,403	—	—	944,403
Balanced funds	545,127	—	—	545,127
International funds	1,181,803	—	—	1,181,803
Target date funds	267,997	—	—	267,997
Money market	125,811	—	—	125,811
Common collective trust
Stable value fund	—	479,610	—	479,610
Common stocks
Domestic small cap	287,415	—	—	287,415
Domestic large cap	4,541	—	—	4,541

Investments, at fair value	$4,950,987	$479,610	$—	$5,430,597

	Plan Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$685,762	$—	$—	$685,762
Domestic small cap fund	161,922	—	—	161,922
Domestic mid cap funds	600,663	—	—	600,663
Domestic large cap funds	596,615	—	—	596,615
Balanced funds	409,700	—	—	409,700
International funds	936,899	—	—	936,899
Target date funds	133,148	—	—	133,148
Money market fund	26,588	—	—	26,588
Common collective trust
Stable value fund	—	216,457	—	216,457
Common stocks
Domestic large cap	164,683	—	—	164,683

Investments, at fair value	$3,715,980	$216,457	$—	$3,932,437

The Plan held shares of interests in a common collective trust fund at December 31, 2013 and 2012. There were no unfunded commitments. Participant transactions may occur daily. Were the Plan to initiate a full redemption of the collective trust, the trustee of the trust could delay redemption up to 12 months.

The common collective trust funds held at December 31, 2013 and 2012 invest primarily in mutual funds, United States Treasury and agency obligations, other U.S. obligations, other debt securities, guaranteed investment contracts, stable value wrap contracts, collective investment trusts, insurance separate account contracts, and cash and equivalents. The primary investment objective of the funds is to provide principal preservation.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

3.	Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Unrealized gains or losses from appreciation or depreciation of investments are recognized as increases or decreases in net assets available for benefits. Interest is recognized on an accrual basis.

4.	Use of Estimates

In preparing the Plan’s financial statements, management is required to make estimates and assumptions that affect the reported amounts of net assets, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

5.	Payment of Benefits

Benefits are recorded when paid.

6.	Accounting for Uncertainty in Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

7.	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, trustee and custodians. See note B Item 2 for discussion of fair value measurements.

8.	Notes receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

9.	Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C - INVESTMENTS AND NOTES RECEIVABLE FROM PARTICIPANTS

The following table presents the fair value of the investments and notes receivable from participants in the Plan. Individual amounts representing more than 5% of the Plan’s net assets as of December 31, 2013 and/or 2012, are separately identified.

	2013	2012
Fifth Third Bank
Mutual funds
PIMCO Total Return Fund	$504,785	$595,787
T. Rowe Price Mid-Cap Value	347,015	287,093
T. Rowe Price New Horizons Fund	346,645	287,827
MFS Value R4 Fund	396,298	228,226
American Funds American Balanced Fund	431,467	311,667
American Funds EuroPacific Growth Fund	370,344	163,888
American Funds Capital World Growth and Income Fund	130,495	421,764
Other mutual funds	1,911,495	1,125,486
Common stock
Power Solutions International, Inc.	47,696	—
Common collective trust
Fifth Third Bank Stable Value Fund for Employee Benefit Plans	—	216,457
Goldman Sachs Stable Value Collective Trust Fund Class III	479,610	—
TD Ameritrade IP Company, Inc.
Power Solutions International Inc., Common Stock	239,719	—
Other common stocks	4,541	164,683
Mutual funds	220,487	129,559

	5,430,597	3,932,437
Notes receivable from participants	100,145	45,573

	$5,530,742	$3,978,010

During the year ended December 31, 2013, the Plan’s investments (including investments purchased, held, and sold during the year) appreciated as follows:

Mutual funds	$662,878
Common stocks	125,004

$787,882

NOTE D - INCOME TAX STATUS

Effective March 15, 2010, the Plan adopted a nonstandardized form of a prototype plan sponsored by Fifth Third Bank. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become fully vested in their respective account balances.

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE F - MARKET RISK

The value of the Plan’s investments is subject to market risk associated with potential fluctuations in the values of the underlying securities. Fluctuations in the market value of the Plan’s investments could be material to the financial statements.

NOTE G - PLAN AMENDMENT

The Plan was amended and restated effective October 15, 2013 to allow participants to invest in the common stock of Power Solutions International, Inc. Power Great Lakes, Inc. is a wholly-owned subsidiary of Power Solutions International, Inc. Interested parties should refer to the amended and restated plan document for a more complete description of the changes.

NOTE H - RELATED-PARTY TRANSACTIONS

Certain plan investments are managed by Fifth Third Bank. Fifth Third Bank is the trustee, as defined in the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fifth Third Bank were $13,648 for the year ended December 31, 2013. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2013, the Plan held 3,827 shares of common stock of Power Solutions International, Inc. with a fair value of $287,415. The Plan did not offer this investment option at December 31, 2012.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500.

	2013	2012
Net assets available for benefits per the financial statements	$5,520,325	$3,978,010
Excess contributions payable at December 31, 2013	14,436	—

Net assets available for benefits per the Form 5500	$5,534,761	$3,978,010

The following is a reconciliation of change in net assets per the financial statements for the year ended December 31 2013, to Form 5500.
Change in net assets per the financial statements		1,542,315
Add: Excess contributions payable at December 31, 2013		14,436

Change in net assets per Form 5500		$1,556,751

SUPPLEMENTAL INFORMATION

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

FEIN: 36-3398606

Plan Number: 001

		(c)
	(b)	Description of investment,
	Identity of issue,	including maturity date,		(e)
	borrower, lessor, or	rate of interest, collateral,	(d)	Current
(a)	similar party	par or maturity value	Cost	value
*	Mutual funds (held by Fifth Third Bank)
	Fixed income funds
	PIMCO Funds	Real Return A Fund	**	$55,827
	PIMCO Funds	Total Return Fund	**	504,785
	Domestic small cap fund
	American Beacon	Small Cap Value Fund	**	269,997
	Domestic mid cap funds
	T. Rowe Price	Mid-Cap Value Fund	**	347,015
	T. Rowe Price	New Horizons Fund	**	346,645
	Artisan	Mid Cap Investor Fund	**	55,065
	Domestic large cap funds
	American Funds	Growth Fund of America	**	162,773
	American Funds	Fundamental Investors Fund	**	215,897
	American Funds	New Economy Fund	**	110,843
	MFS	Value R4 Fund	**	396,298
	Balanced funds
	American Funds	Investment Company of America Fund	**	113,660
	American Funds	American Balanced Fund	**	431,467
	International funds
	American Funds	New Perspective Fund	**	275,829
	American Funds	EuroPacific Growth Fund	**	370,344
	American Funds	Capital World Growth and Income Fund	**	130,495
	American Funds	SMALLCAP World Fund	**	167,441
	American Funds	New World Fund	**	146,265
	Oppenheimer	International Bond Fund	**	67,053
	Target date funds
	American Funds	2015 Target Retirement Date Fund	**	13,339
	American Funds	2020 Target Retirement Date Fund	**	147,893
	American Funds	2025 Target Retirement Date Fund	**	159
	American Funds	2030 Target Retirement Date Fund	**	63,130
	American Funds	2035 Target Retirement Date Fund	**	6,746
	American Funds	2040 Target Retirement Date Fund	**	12,519
	American Funds	2045 Target Retirement Date Fund	**	2,368
	American Funds	2050 Target Retirement Date Fund	**	21,843

Power Great Lakes, Inc. Employees

401(k) Profit Sharing Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

FEIN: 36-3398606

Plan Number: 001

		(c)
	(b)	Description of investment,
	Identity of issue,	including maturity date,		(e)
	borrower, lessor, or	rate of interest, collateral,	(d)	Current
(a)	similar party	par or maturity value	Cost	value
*	Common stock (held by Fifth Third Bank)
	Power Solutions International, Inc.	Equity Security	**	$47,696
*	Cash & Equivalents (held by Fifth Third Bank)
	Federated Prime Value Obligations Fund	Money Market	**	2,848
*	Common collective trust (held by Fifth Third Bank)
	Goldman Sachs Stable Value Collective Trust Fund Class III	Stable Value Fund	**	479,610
*	Money market fund (held by TD Ameritrade IP Company, Inc.)
	TD Ameritrade	Money Market Portfolio Class A Fund	**	220,487
*	Common Stocks (held by TD Ameritrade IP Company, Inc.)
	Various	Participant-directed Brokerage Accounts	**	244,260

				5,430,597
*	Notes receivables from participants	Interest at 4.25%	**	100,145

				$5,530,742

All current values above represent the fair value for the respective investment.

*	Represents a party in interest.
**	Cost information omitted with respect to participant- or beneficiary-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan
(Name of Plan)

Date	June 30, 2014	/s/ Daniel P. Gorey
Daniel P. Gorey
(Plan Administrator of Power Great Lakes, Inc. Employees 401(k) Profit Sharing Plan and Chief Financial Officer of Power Solutions International, Inc.)

Exhibit Index

23.1 - Consent of Independent Registered Accounting Firm